UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-42423

BRAZIL POTASH CORP.

(Translation of registrant’s name into English)

98 Davenport Road

Toronto, Ontario, Canada, M5R 1J2

Tel: +1 (416) 309-2963

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Change in Executive Officer and Director

On December 17, 2024, Brazil Potash Corp., a corporation existing under the laws of the Province of Ontario, Canada (the “Company”), announced that Stan Bharti will resign as the Executive Chairman and a director on the board of directors (the “Board”) of the Company, which resignation will become effective on January 6, 2025. Mr. Bharti will assume the role of the chairman of the advisory board of the Company following the effectiveness of his resignation.

In connection with Mr. Bharti’s resignation, the Board has appointed Mayo Schmidt as the new Executive Chairman and a director of the Company, which appointment will become effective concurrently with the effectiveness of Mr. Bharti’s resignation.

Mr. Schmidt has served on the advisory board of the Company since July 2024. Most recently, Mr. Schmidt served as the chairman of the board of directors of VersaCold from May 2021 to August 2022. Mr. Schmidt previously served in a number of roles with Nutrien Ltd. (TSX: NTR), one of the world’s largest fertilizer manufacturers, including as a member and the chairman of the board of directors, as well as the transitional president and chief executive officer for one-year term, from February 2013 to December 2021. Mr. Schmidt was instrumental in the merger of Agrium Inc. and PotashCorp., which resulted in the formation of Nutrien. Mr. Schmidt also served as the president, chief executive officer and a director of Hydro One Ltd. (TSX: H) from 2015 to 2018, during which he led one of the largest IPOs in Canada, executed five acquisitions, and achieved significant cost reductions for Hydro One. Prior to Hydro One, Mr. Schmidt served as the president, chief executive officer and a director of Viterra Inc. from 2000 to 2012, during which he completed 24 acquisitions and transformed Saskatchewan Wheat Pool from a regional cooperative into a major global agriculture and food processing corporation with presence in 14 countries on four continents. Prior to Viterra Inc., Mr. Schmidt held senior management positions at several Fortune 100 companies, including General Mills, Inc., ConAgra, Inc., and ConAgra’s global KBC Trading and Processing Company. Mr. Schmidt has over 30 years of experiences in global agriculture, energy, and supply chain management. Mr. Schmidt received an Honorary Doctorate of Commerce degree in business and a Bachelor of Arts degree in business from Washburn University in 2016 and 1980, respectively.

Issuance of Press Release

On December 17, 2024, the Company issued a press release announcing the appointment of Mayo Schmidt as the Executive Chairman of the Company in connection with the resignation of Stan Bharti. A copy of the Company’s press release is furnished as Exhibit 99.1 hereto and incorporated herein by reference, and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of the Company, dated as of December 17, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2024	BRAZIL POTASH CORP.

	By:	/s/ Matthew Simpson
Name: Matthew Simpson
Title: Chief Executive Officer